VIA EDGAR


August 15, 2008

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Mr. James O'Connor

Re:  Application for Withdrawal of Registration Statement
     Robeco-Sage Multi-Strategy Fund, L.L.C.
     FILE NOS. 333-152794 AND 811-21778

Ladies and Gentlemen:

Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), a Delaware limited liability company, hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its registration statement on Form N-2 (File Nos. 333-152794 and 811-21778) (the "Registration Statement") filed under the Securities Act and the Investment Company Act of 1940, as amended. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on August 6, 2008. The Registration Statement was not declared effective by the Commission under the Securities Act and none of the Fund's securities were sold pursuant to the Registration Statement. The Fund has determined that it has no immediate need to register additional securities under the Securities Act and will be filing the prospectus and statement of additional information included in the Registration Statement as a post-effective amendment to its currently effective registration statement.

The Fund also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Fund's account with the Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) under the Securities Act.

If you have any questions concerning the foregoing, please contact George M. Silfen, Esq. of Schulte Roth & Zabel LLP, counsel to the Fund, at (212) 756-2131.


Very truly yours,

Robeco-Sage Multi-Strategy Fund, L.L.C.

By:  /s/ Timothy J. Stewart
------------------------------------------
Name:     Timothy J. Stewart
Title:    President